UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
  ☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EVII Mission Hills Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     California

     Date of organization
     March 14, 2024

Physical address of issuer
15555 San Fernando Mission Blvd., Mission Hills, CA 91345

Website of issuer
evinitiative.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the amount raised in the Offering after each successful closing, including intermediary closings, and $500.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class B Non-Voting Common Stock

Target number of Securities to be offered
5,377

Price (or method for determining price)
$1.86

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end (as of inception date 3/14/24)	Prior fiscal year-end
Total Assets	$0.00	
Cash & Cash Equivalents	$0.00	
Accounts Receivable	$0.00	
Short-term Debt	$0.00	
Long-term Debt	$0.00	
Revenues/Sales	$0.00	
Cost of Goods Sold	$0.00	
Taxes Paid	$0.00	
Net Income	$0.00	

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 17, 2024

FORM C

Up to $5,000,000.00

EVII Mission Hills Inc.



Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by EVII Mission Hills Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Class B Non-Voting Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 7.0% of the amount raised in the Offering after each successful closing, including intermediary closings, and $500.00

.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$10,000.00	$1,200.00	$8,800.00
Aggregate Maximum Offering Amount	$5,000,000.00	$350,500.00	$4,649,500.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at evinitiative.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 17, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION

NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: evinitiative.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

EVII Mission Hills Inc. (the "Company") a California C-Corp formed on March 14, 2024. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California. It is a hyper-fast EV charging hub with utility-scale energy storage. The DC Fast Chargers will be open to the public 24 hours a day, seven days a week, with EV Initiative handling all ongoing operations. Once EVII Mission Hills Inc. is closed, its shareholders will own the Company and receive dividends for the rest of its life.

The Company's website is eviimission.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Location

Property name	Address	Property type
EVII Mission Hills	15555 San Fernando Mission Blvd. Mission Hills, CA 91345, USA	Commercial

The Offering

Minimum amount of shares of Class B Non-Voting Common Stock being offered	5,377
Total shares of Class B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	5,377
Maximum amount of shares of Class B Non-Voting Common Stock	2,688,173
Total shares of Class B Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	2,688,173
Purchase price per Security	$1.86
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2025
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.
Investment Perks	**Phase 1: 20% bonus shares** Invest during weeks 1-4 and receive 20% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares). **Phase 2: 15% bonus shares** Invest during weeks 5-6 and receive 15% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares). **Phase 3: 10% bonus shares** Invest during weeks 7-8 and receive 10% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

	Phase 4: 5% bonus shares Invest during weeks 9-10 and receive 5% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to an additional $8,000,000 on the same terms as this Offering (the "Reg D Offering"). The Class B Non-Voting Common Stock above do not reflect the contemplated Class B Non-Voting Common Stock offered in the Reg D Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history on which to base our performance, so our prospects must be considered in light of the risks that any new company faces.
We were incorporated under the laws of California on March 14, 2024. As a result, we lack a track record from which to assess our prospects and future performance. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.
The Company is particularly reliant on key members of the Company's founding team, Aaron Zeraldo and Warren Navarro, who are spearheading the inception of the Company as its executive officers.

The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.
The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.
In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills, CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.
Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.
We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

The seller has executed an agreement to sell the Property to the new owner/operator, however the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the Property located at 15555 San Fernando Mission Blvd. Mission Hills, CA 91345, USA will not be accepted and the proceeds from this Offering will be reallocated to acquiring a new location for the business operations of the Company.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on planning/design, pre-construction, procurement, construction, and planning for post-construction requirements to bring the company to operational status for the general public, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company has indicated that it may engage in certain transactions with related persons.

Please see the section of this Form C entitled "Transactions with Related Persons" for further details.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling

closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

The Securities in this Offering are Non-Voting and have no protective provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

Strategically located just off Interstate 405, one of LA's busiest freeways, with over 577,000 vehicles per day within a 2-mile radius. It sits at the corner of Orion Avenue and San Fernando Mission Boulevard providing 9,065 sq. ft. (0.21 acres) of real estate for commercial operations to the public.

Property Manager

The Company self manages the Property.

Property Revenue

The primary revenue stream would be fees charged to electric vehicle (EV) owners for using the charging services. These fees can be calculated per charging session, per minute, or by the amount of electricity consumed. Subscription Services: Frequent users can subscribe to monthly or annual plans that provide them with unlimited access to charging stations or discounted rates. Advertising:

Using charging station locations for advertising, whether through digital displays or physical signage, can generate additional revenue for businesses targeting EV owners.

Property Condition

The Property will be developed from its current blank state form into an EV Fast Charging Hub.

Site Assessment and Planning: Consider the plot's suitability, including size, accessibility, proximity to the electrical grid, and potential environmental impacts.

Permitting and Compliance: Obtain all necessary permits and ensure adherence to local zoning laws, environmental regulations, and electrical codes.

Infrastructure Development: Build the necessary infrastructure, such as electrical connections, transformers, and distribution panels, to meet the high power demands of 360KW chargers.

Charging Equipment Installation: Purchase and install 15 fast chargers, ensuring compatibility with the majority of electric vehicles and meeting fast charging technical standards.

Carport Construction: Design and build carports to shelter vehicles and charging equipment, including solar panels if possible for additional power generation. Install a battery storage system to manage peak demand loads, store excess energy, and ensure a consistent power supply during peak usage times.

Networking and software: Develop a charging network management system to handle operations, billing, and customer service. Safety and Security: Install sufficient lighting, security cameras, and emergency safety equipment to protect users and equipment.

Accessibility and Amenities: Plan the layout for ease of access and convenience, which may include amenities such as waiting areas, restrooms, or food services. To successfully develop the fast EV charging hub, each of these steps necessitates detailed planning and coordination with various stakeholders, such as utility providers, local authorities, and construction contractors.

Competition

EVII Mission Hills, Inc will be the highest concentration of Hyper-fast EV Charging stations within a 2-mile radius. Across the street from EVII Mission Hills is a Shell gas station, a Hydrogen refueling station, and a 7-11 convenience store. Within 0.32 miles, located at a Toyota dealership, one 30kW ChargePoint charger available for public use.

Within a mile, competing charge port operators Blink, ChargePoint, and Flo are providing public 7kW – 11kW AC charging stations.

Financing

No further funding will be required outside of the funds raised in the Offering.

Regulation

EVII Mission Hills is subject to the following regulations:

Zoning and Permitting: Local regulations will govern where charging stations can be sited, and the permitting process may include specific requirements to accommodate the infrastructure required for fast EV charging hubs.

Environmental Compliance: California's stringent environmental regulations will have an impact on charging station development, ensuring that they meet sustainability and emissions standards, particularly through initiatives such as the Advanced Clean Cars and Advanced Clean Trucks regulations.

Accessibility and Equity: To promote equitable access to EV infrastructure, state and local regulations may require that charging hubs be accessible to all residents, including those from disadvantaged communities.

Utility and Grid Integration: Energy and utility regulations will influence how the charging hub connects to the local power grid while also meeting energy efficiency and reliability standards.

Compliance with the Biden-Harris administration's "Made in America" policies and technical standards may result in higher costs due to the requirement for domestically manufactured components. This can have an impact on procurement strategy and potentially increase the cost of charging equipment and infrastructure.

State Regulations: In California, stringent environmental regulations apply, including emissions standards and renewable energy mandates. Compliance might necessitate investments in clean energy sources or technologies, which could increase initial setup costs but potentially reduce long-term operational costs through incentives and tax benefits.

Local Regulations: Local government policies in Los Angeles may impose additional requirements, such as specific building codes, land use regulations, and permitting processes. Compliance with these local regulations can affect the timeline and cost due to potential requirements for environmental impact assessments, public consultations, and mitigation measures.

Ownership

The Property is currently owned 100% by TYLD LLC. TYLD LLC is owned 100% by Tadhe Hovsepian, who is also the Company's director.

There is an MOU signed by the Company to acquire the Property by December 31, 2025.

Other Property Information

Business Plan

The Company's Business Plan is attached to this Form C as "Exhibit B". Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

Managing Entity

At the time of this filling, EVII Mission Hills Inc. is 100% owned by EV Initiative Infrastructure Inc.

EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. EV Initiative Infrastructure maintains a stake in the startup and manages all ongoing operations for the shareholders.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Intellectual Property

The Company is dependent on the following intellectual property: None

Other

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	12.00%	$1,200	7.01%	$350,500
Company Seed Costs Repayments	88.00%	$8,800	1.80%	$90,000
Land	0.00%	$0	23.00%	$1,150,000
EV Chargers	0.00%	$0	21.00%	$1,050,000
Battery Energy Storage	0.00%	$0	27.32%	$1,365,900
Permitting and Engineering	0.00%	$0	1.15%	$57,500
Paving	0.00%	$0	0.67%	$33,583
Car Ports	0.00%	$0	3.00%	$150,000
Security Systems	0.00%	$0	0.20%	$10,000
Utility Upgrades	0.00%	$0	3.34%	$167,167
Installation and Construction	0.00%	$0	3.00%	$150,000
Marketing, Management, Fundraising	0.00%	$0	8.51%	$425,350
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Material Changes in Business Circumstances: If there is a significant change in market conditions, technology, or the competitive landscape that affects the original business plan, the company might need to reallocate funds. Regulatory Compliance: If legal or regulatory requirements change, the company may need to adjust the use of proceeds to ensure compliance. Operational Necessities: If unforeseen operational challenges or opportunities arise, the company may need to reallocate funds to address these issues effectively. Performance Metrics: If the company fails to meet certain performance metrics or milestones, it may need to redirect funds to areas that need improvement or to capitalize on unforeseen growth opportunities.

The above Use of Proceeds does not include proceeds to be received from the Reg D Offering.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Aaron Zeraldo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Chief Executive Officer (Oct 2023 to Present)
EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Chief Officer
EV Initiative Inc., Chief Executive Officer (Dec 2018 to Present)
As the founder of EV Initiative, Aaron began deploying physical EV chargers and building EV Initiative a Charge Port Operator (CPO), with the aim to provide eMobility Services to drivers across North America.

EV Initiative has now developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network.

MeadowBrook, Vice President of Business Development (Apr 2018 to Dec 2020)
Meadowbrook is a fully integrated multi-trade contractor and one-stop source for all building electrical, mechanical and construction needs.

Aaron was responsible for generating and closing opportunities for project origination for MeadowBrook's inside and outside sales teams.

Education

Seneca College - General Business Diploma Seneca College - Financial Planning Advanced Diploma (2013 to 2017)

Name

Warren Navarro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Chief Operating Officer (Oct 2023 to Present)
EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present)
As co-founder of EV Initiative, Warren joined and position them in North America's EV ecosystem as a disruptive EV charging software provider.
His efforts developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Elocity, Inc., Director of Strategic Partnerships and Alliances (Jul 2021 to Mar 2022)
Director of Global Partnerships at Elocity, where he is responsible for growing and maintaining partnerships and creating new alliances which further expand and entrench Elocity's reach in the marketplace and ecosystem.

ChargeLab, Inc., Strategic Partnerships (May 2019 to Apr 2021)
ChargeLab is an EV charging software company were Warren drove sales, business development, and propagated their partnerships (plus much more). His efforts led to the deployment of a plethora of EV chargers across North America and beyond.

He repositioned the company from a small startup working from the hallways of an incubator, to rounds of funding which grew their company to over 40 employees in both Canada and America.

Education

Bachelor of Commerce; Entrepreneurship, Business Management. Ryerson University 2011 to 2015
Diploma; International Business Administration. Seneca Polytechnic 2009 to 2011

Name

Tadhe Hovsepian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Director (Oct 2024 to Present)
EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.
EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present)

EV Initiative Inc., Director (Dec 2022 to Present)
EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Smogsters Inc. (1996-2019)
Founded and operated Smogsters Inc., an automotive emission inspections company. Inspections conducted for the California Air Resource Board (CARB) until he exited the company when it was sold.

Education

Trade school, for Smog Emission Technician with BAR's California Automotive Resource Center (CalARC) (1996 – 2019) license renewal was mandatory every 2 years.

Name

Daniel Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director (Mar 15, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Director (Oct 2023 to Present)
EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Director (Jul 2022 to Present)
EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Red Telecom Ltd. (1996 to Present)

Founded and operated Red Telecom, a Global, Radio & Satellite Broadcasting Communications company which provides communication services to government and non-government organizations.

Education
BA Vassar College Poughkeepsie, NY (1984–1988)
MBA New York University Stern School of Business (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in California, USA and Ontario, Canada.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
COFFMAN ENGINEERS, INC.	Engineering Services	April 8, 2024	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount outstanding	3,000,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The shares of Common Stock will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	N/A

Other as described above (specifically, voting rights), there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding: None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,590,001.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is solely owned by EV Initiative Infrastructure, Inc.

Below the beneficial owners of 20% percent or more of the EV Initiative Infrastructure, Inc.'s outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Aaron Zeraldo	25.0%

Warren Navarro	25.0%
Tadhe Hovsepian	25.0%
Daniel Robinson	25.0%

Following the Offering, the Purchasers will own approximately 0.18% of the Company if the Minimum Amount is raised and 47.26% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the completing project at 15555 San Fernando Mission Blvd.

With almost 600,000 vehicles per day passing within 2 minutes, the Company intends to achieve profitability in the next 44 months by refueling electric vehicles. Management intends to have the Company in operation by Q4 2025 and will ensure the effective marketing of the offering.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The influx of capital will assist in the achievement of our project milestones and expedite the realization of our business plan. Specifically to completed the development of the EV charging infrastructure necessary for business operations. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from this Offering and the Reg D Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Closing costs relating to property development

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,688,173 of shares of Class B Non-Voting Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, plus $500.00.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Colonial Stock Transfer.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 10,000,000 shares of Common Stock, par value $0 per share, of which 3,000,000 shares of Class A Voting Common Stock and 5,377 shares of Class B Non-Voting Common Stock will be issued and outstanding.

Voting and Other Rights

Holders of Class B Non-Voting Common Stock will not have any voting rights and may not vote to elect the board of directors and on matters of corporate policy. Class B Non-Voting Common Stock shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, all common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Class B Non-Voting Common Stock will share equally with Class A Voting Common Stock shareholders in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends of Profitability: The primary factor is the Company's net income or profit. A portion of these earnings is allocated to dividends, while the rest is reinvested in the business. upon bi-annually. The following are limitations on the Company's ability to issue dividends: Legal Restrictions, Loan Covenants, Financial Health, Insolvency Tests, and Preference Shares.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Securities upon the following conditions, Board Approval: The Company's board of directors must approve the repurchase plan, ensuring it aligns with the Company's strategic objectives and financial health. Market Conditions: The Company may repurchase shares if we believe the stock is undervalued, indicating a good investment to benefit the Company and its shareholders. Capital Availability: The Company needs to have sufficient excess capital or financing options available to fund the repurchase without jeopardizing its financial stability. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

Investment Perks

Phase 1: 20% bonus shares
Invest during weeks 1-4 and receive 20% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

Phase 2: 15% bonus shares
Invest during weeks 5-6 and receive 15% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

Phase 3: 10% bonus shares
Invest during weeks 7-8 and receive 10% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

Phase 4: 5% bonus shares
Invest during weeks 9-10 and receive 5% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has predetermined the following transaction with related persons:

Property

Related Person/Entity	TYLD, LLC
Relationship to the Company	Tadhe Hovsepian (the Company's director)
Total amount of money involved	$1,150,000.00
Benefits or compensation received by related person	The sale of previously purchased land to a predetermined buyer.
Benefits or compensation received by Company	The real estate which will host the operations of EVII Mission Hills.
Description of the transaction	Tadhe Hovsepian owns TYLD LLC which has an MOU to sell ownership of 15555 San Fernando Mission Blvd to EVII Mission Hills, Inc.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Warren Navarro
(Signature)

Warren Navarro
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Warren Navarro
(Signature)

Warren Navarro
(Name)

Chief Operating Officer
(Title)

5/9/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Business Plan
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement
Exhibit E   Offering Page

EXHIBIT A

Audited Financial Statements



EVII Mission Hills Inc. (the "Company") a California Corporation

Financial Statements (Audited) and
Independent Auditor's Report

As of Inception - March 14, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
EVII Mission Hills Inc.

We have audited the accompanying statement of financial position of EVII Mission Hills Inc. as of its inception on March 14, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of EVII Mission Hills Inc. as of its inception on March 14, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 19, 2024
Vincenzo Mongio

Statement of Financial Position (Audited)

	As of March 14, 2024 (Inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

EVII Mission Hills Inc.
Notes to the Audited Financial Statements
March 14, 2024 (Inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EVII Mission Hills Inc. ("the Company") was formed in California on March 14, 2024. The Company has not commenced planned principal operations and is currently conducting research and development. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California and plans to earn revenue by refueling electric vehicles for a fee in the San Fernando Valley of Los Angeles County, offering a concentration of high-power DC Fast Chargers to the public 24 hours a day, seven days a week.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a no-par value per share. 7,000,000 shares of common stock were issued and outstanding as of March 14, 2024.

Voting: Common stockholders are entitled to one vote per share.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 14, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2024, the date these financial statements were available to be issued.

An April 11, 2024, the Company entered into a memorandum of understanding with one of the founders to set forth the intentions of both parties to complete the sale of property owned by the founder to the Company for a total amount of $1,150,000. The sale will be subject to the terms and conditions set forth in a definitive purchase and sale agreement to be consummated by December 31, 2025.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Business Plan



EV Initiative Infrastructure
EVII Mission Hills Inc.
Enabling the Next Generation

FAST
EV CHARGING

EV INITIATIVE



15555 SAN FERNANDO VALLEY, MISSION HILLS, CALIFORNIA

EV INITIATIVE

EVII Mission Hills Inc.
SEPULVEDA BLVD
±15,451 VPD
SAN FERNANDO MISSION BLVD
I-405 OFF RAMP
±146,00 VPD
INTERSTATE
CALIFORNIA
405
±11,355 VPD
I-405 ON RAMP
I-405 ON RAMP
SAN DIEGO FWY
CAMP Clinic Mission Hills
7-Eleven
Convenience store
Castro's Tailor Shop
Vics Pool Service
Jay Nolan
Orion Ave







EVII Mission Hills Inc. – Executive Summary

Done-for-you investment opportunity!





*EVI Corporate may take initiative on opportunities to generate more revenue from the venture. The final project might deviate from our initial proposal due to potential constraints imposed by utilities and city regulations.

70% Equity ownership (common stock)

EVII Corporate co-owned location with the ongoing operations conducted by EV Initiative Infrastructure's corporate team.

ADDRESS	15555 San Fernando Valley, Mission Hills, California
TOTAL RAISE	$13,000,000
OWNERSHIP	70% Equity held in common stock
LAND AREA	+/-9,065 SF (0.21 Acres)
LAND ACQUIRED BY TEAM	February 2024
EVII MISSION HILLS INC. PUBLIC LAUNCH TARGET	Q4 2025
PROJECTED REVENUE PER CHARGER, EV CHARGING ONLY	$125,580/year
PROJECTED PAYBACK PERIOD	3.7 years
PROJECTED ANNUIAL ROI	27%
OTHER REVENUE STREAMS	Carbon Credits, Advertising, Retail Sales, Grid Participation Programs, and more*
CHARGING	Hyper Fast Chargers Fast Charging Plugs Total Open to the Public 24/7
ENERGY STORAGE	MWh
TRAFFIC COUNTS	• Interstate Route 405 (+/-146,000 VPD) • Ronald Ragan Freeway SR-118 (+/-244,000 VPD) • Golden State Freeway I-5 (+/-187,000 VPD) • San Fernando Mission Blvd. 11,355 VPD(+/-) • Sepulveda Blvd. (+/-15,451 VPD)



EV INITIATIVE

EVII Mission Hills Inc. – EV Initiative Infrastructure

Enabling the next generation



EVII Mission Hills Inc. – EV Infrastructure Hub

70% Equity Ownership of EVII Mission Hills, Inc.

Investment Highlights

IN POSITION FOR SUCCESS TO CAPTURE THE EXPLODING EV CHARGING MARKET
- By 2035, all new vehicle sales in California must be fully electric, as mandated by the state
- Early positioning for long term gain, as society transitions to EV moving forward, capitalize
- Fast public EV charging infrastructure - the key to accelerating the transition to clean transportation. There is a huge need for more infrastructure in Los Angeles

NEW EV INITIATIVE CHARGING HUB + SNACK STOP
- Dual-plug **Hyper Fast Charging** with universal connectors and energy storage. If sharing power, each DC charging plug provides high-output simultaneously
- Each charging stall, as well as the property is illuminated with security cameras
- 24/7 Public Access

OWNERSHIP STRUCTURE CALLS FOR ZERO INVESTOR RESPONSIBILITIES!
- Facilities maintenance, operations, and management
- Driver customer service provided by the EV Initiative Charging Network
- EVII Mission Hills' Snack Stop is staffed with vending machines

FREEWAY VISIBILITY + IMMEDIATE ON/OFF RAMP ACCESS LOCATION
- The site is immediately adjacent to CA Interstate Route 405 (+/-146,000 VPD)
- The site is triangulated between the I-405 (+/-146,000 VPD), Ronald Ragan Freeway SR-118 (+/-244,000 VPD). Golden State Freeway I-5 (+/-187,000 VPD)

IDEAL EV INITIATIVE TRADE AREA DEMOGRAPHICS
- **Location! Over 577,000 VPD within 2 miles, plus the community of Mission Hills** which has an extreme high EV adoption rate in comparison to the rest of the country
- EVII Mission Hills will be the highest concentration of DC Hyper Fast Chargers in the area
- The first and only high-concentrated EV Charging Hub in Mission Hills California

Own a stake in a maintenance-free, corporate co-owned location!
Done-for-you investment opportunity!
EV Initiative handles all operations, freeing you to focus on maximizing returns







EV INITIATIVE

EV Initiative Infrastructure
EVII Mission Hills Inc.
Enabling the next generation



EVII Mission Hills Inc.

15555 San Fernando Valley, Mission Hills, California

Own a stake in a maintenance-free corporate co-owned location. EV Initiative handles all operations, freeing you to focus on maximizing returns.
Targeting: Q4 2025







EVII Mission Hills Inc. - Trade Map


EV INITIATIVE
15555 SAN FERNANDO MISSION BLVD, MISSION HILLS, CA 91345, USA
EVIIVENTURE II, LLC.
±146,000 VPD
±187,000 VPD
±244,000 VPD
INTERSTATE 405
INTERSTATE 5
CALIFORNIA 118
SAN FERNANDO MISSION BLVD
LAPD Edward M. Davis Training Facility
Providence Holy Medical Center
In-N-Out Burger
IN-N-OUT BURGER
Las Palmas Park
San Fernando
San Fernando Swap Meet
GRANADA HILLS
John F. Kennedy High School
Trader Joe's
Mission San Fernando
Galpin Honda
Costco Wholesale
COSTCO WHOLESALE
Granada Hills Recreation Center
24 Hour Fitness
Regency Theatres Granada Hills
Mary Immaculate Catholic Church



EV INITIATIVE

EV Initiative Infrastructure
EVII Mission Hills Inc.
Enabling the next generation



CANOPY

SECURITY CAMERAS

FLOOD LIGHTING

ACCENT LIGHTING

DIGITAL ADVERTISING SCREENS

EV INITIATIVE LOGO SIGNAGE (DIGITAL)

DC FAST CHARGING EQUIPMENT

PARKING BOLLARDS

ENERGY STORAGE EQUIPMENT

Profitability Potential of DC Fast Charging


EV INITIATIVE



Profitability Potential of DC Fast Charging

Charging Hubs Near Highway, Mall, Restaurants & Commercial Plazas, Etc.

Time-saving and quick turnaround enables drivers to recharge during their day or on a small break as opposed to being plugged in overnight, or for many hours, for a full charge.

Direct Current Fast Charging (DCFC) or Level 3 charging, also called fast charging, hyper fast charging, destination charging, or DC charging.

When using a Level 3 charging station, the average time it takes to recharge an electric car lies somewhere between 10 and 20 minutes. Depending on the output of the hardware and electric supply.

EV Initiative utilizes 320kW DCFC because faster is better!



A Successful CPO: Tesla's Daily Charge Session Data

Tesla Supercharging <u>as of the end of 2022, Tesla had</u>:

4,678 stations

Tesla notes that the weekly number of Supercharging sessions amounted to **1.5 million (about 214,000 per day)** and that the network provided some 9 terawatt-hours (TWh) of electricity in 2022.

Weekly, an average Supercharging station is used some 320 times.
All the numbers are just very rough estimates.

Supercharger Charge Sessions: 320 sessions per week (46/day)

Source: https://insideevs.com/news/656779/tesla-charging-supercharging-stats/#:~:text=The%20chart%20included%20below%20says,per%20day%20(on%20average).&





Initial Investment Into Level 3 EV Chargers

Financial Assumptions for a Dual Port Level 3 EV Charging Station

Profitability Projection
Conservative Assumptions:

- The fee to use the charging station is set to $0.48/ kW of charging.
- Level 3 charging station power output is 320 KWH per hour of charging.
- The average cost of electricity in the jurisdiction is $0.25/ KWH.
- The average user consumes 50 kW of power at the station.





Profit Breakdown of Level 3 EV Chargers

Financial Assumptions for a Dual Port Level 3 EV Charging Station



Break Down:

- Revenue per charge: $0.48kW x 50 kW = $24
- Less electricity costs: $0.25kW x 50 KW = $12.5 electricity costs (not including demand fees)

Profit Per Charge:
$24 - $12.50 = **$11.50 profit per session!**

47.9% profit margin on electricity



L3 Annual Profit Projections & Payback Period

Financial Assumptions for a Dual Port Level 3 EV Charging Station

Forecast assumptions: 30 vehicles consume 50kW of charging per vehicle per day.

- **Daily Profit:** 30 charge-sessions x $11.50 Profit Per Charge = $345
- **Weekly Profit** = $2,415
- **Monthly Profit** = $10,465
- **Yearly Profit = $125,580 PER CHARGER**

Why are we forecasting 30 charge sessions a day per charger?
EVII Mission Hills Inc. is a new CPO & Tesla's network generates 35 transactions per day on average.





Contact EV Initiative Infrastructure offices for further information:

evinitiative.network



EV Initiative Infrastructure
32 N Gould St. Sheridan, WY 82801

(408) 940-4735
info@evinitiative.com







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EV INITIATIVE

EXHIBIT C

Video Transcript

EVII Mission Hills: Your Stake in the EV Revolution of California (Transcript)
https://www.youtube.com/watch/5Au52Eq63zM

00:00:00.730 [Music]
00:00:01.319 this is e initiative we're at
00:00:07.440 15555 San Fernando
00:00:10.320 mission right off the 405 exit in the
00:00:14.879 city of Mission
00:00:16.359 Hills we're really excited to bring to
00:00:19.320 you the first ever EV charging hub for
00:00:24.359 Mission
00:00:25.480 Hills we're just started breaking ground
00:00:29.400 this Loc is a prime location we're on
00:00:32.880 the busy Corner this is a great
00:00:37.040 opportunity be with the mission Mission
00:00:45.399 Hills guys look at this property it's
00:00:48.160 beautiful right off of the corner you
00:00:50.440 can't go wrong this spot is going to be
00:00:52.840 a hot spot once we're done with it EV
00:00:56.640 initiative enabling the Next Generation

John the EV Driver2
https://www.youtube.com/watch/yMEU7w26Ueg

00:00:02.800 hello my name is Warren Navaro I'm the
00:00:04.600 found of EV Initiative we're a charge
00:00:06.120 port operator we build maintain and
00:00:08.480 manage EVI charging Network and we're at
00:00:10.880 another charging Network this one's EVgo
00:00:13.880 and uh we found a driver named John hi
00:00:17.080 John nice to meet you nice to meet you
00:00:18.800 too my man's been plugged in for a
00:00:20.320 little while and this is a Terra 54
00:00:22.880 charger by ABB it only gives 60 Kow of
00:00:25.560 juice uhhuh and you said something to me
00:00:27.640 earlier that resonated straight to my
00:00:29.560 heart tell me more what's your
00:00:30.960 experience well I'm an Uber driver I
00:00:32.200 drive every day so I have to charge this
00:00:33.640 thing every day there's not enough

00:00:34.879 Chargers the Chargers that they have
00:00:36.760 suck half of them are broken and I've
00:00:39.120 spent since I've got this car probably
00:00:41.520 15 hours a week standing in front of a
00:00:43.559 charger or waiting in line like that
00:00:45.320 lady's waiting for me to charge and this
00:00:47.199 lady just left there's not nearly
00:00:48.920 enough Chargers in Los Angeles to even
00:00:51.399 meet the demand of what we have now

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

EVII Mission Hills, Inc.
15555 San Fernando Mission Blvd.
Mission Hills, CA 91345

Ladies and Gentlemen:

The undersigned understands that EVII Mission Hills, Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $5,000,000.00 of Units of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated May 15, 2024 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 5:00 p.m. New York time on December 31, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Company shall deliver certificates representing the Securities to the undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Colonial Stock Transfer (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

2

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Issuance Express, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Issuance Express or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Issuance Express nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Issuance Express nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the state of California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	15555 San Fernando Mission Blvd., Mission Hills, CA 91345 E-mail: _____ Attention: _____
with a copy to:	Attention: Usman Shaikh E-mail: usman@uslawgroupinc.com
If to the Purchaser:	Address: _____ E-mail: _____ Attention: _____

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date of _____.

PURCHASER (if an individual):
By: _____ Name: _____

PURCHASER (if an entity):
_____ Legal Name of Entity By: _____ Name: _____ Title: _____

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to a quantity of _____ for a total value of _____.

EVII Mission Hills, Inc.
By: _____ Name: _____ Title: _____

EXHIBIT E

Offering Page



Invest In EV Charging Hubs In Los Angeles!

This offering is an intriguing opportunity for both accredited and non-accredited investors.

$1.86 per share | $100 min. investment

Invest Now | Join Community

View Form C | View All Filings

Invest in EVII Mission Hills, Inc.

Total Invested: Awaiting Data

Security type: Common Stock

Investing in this offering means you are purchasing shares of non-voting Common Stock, an equity security, and will own a portion of equity in the issuer company. More information about the security offered in this offering can be found in the Form C filed with the Securities and Exchange Commission.

$1.86/share | $100 investor min. | Ends TBD | Min. raise $10k | Max. raise $5M

Invest Now

View Form C | View All Filings

Opportunity
Market
Traction & Story
Competitive Advantage
Founders
Revenue Model
Financials & Details
Investor Perks
Updates
Discussion

Opportunity

Your stake in the EV revolution.



EVII Mission Hills: Your Stake in the EV Revolution of California
Watch later
Share
WITHIN 2-MILES
PLUS THE COMMUNITY OF MISSION HILLS IN SAN FERNANDO VALLEY CALIFORNIA!
405
5
118
Watch on YouTube

70% equity ownership available (common stock)

EVII Corporate co-owned location with the ongoig operations conducted by EV Initiative Infrastructure's corporate team.

ADDRESS 15555 San Fernando Valley, Mission Hills, California

ADDRESS	15555 San Fernando Valley, Mission Hills, California
TOTAL RAISE	$13,000,000 (including up to $5M via this offering under Reg CF)
OWNERSHIP	70% equity (common stock)
LAND AREA	Approximately 9,065 sq. ft. (0.21 acres)
EVII MISSION HILLS PUBLIC LAUNCH TARGET	Q4 2024
PROJECTED EV CHARGING REVENUE PER CHARGER	$125,580/year
PROJECTED PAYBACK PERIOD	3.7 years
PROJECTED ANNUAL ROI	27%
OTHER REVENUE STREAMS	Carbon credits, advertising, retail sales, grid participation programs, and more
CHARGING	Dual plug DC hyper-fast chargers, open to the public 24/7
ENERGY STORAGE	+1.9 MWh
TRAFFIC COUNTS	• Interstate Route 405: (+/-146,000 VPD) • Ronald Reagan Freeway SR-118: (+/-244,000 VPD) • Golden State Freeway I-5: (+/-187,000 VPD) • San Fernando Mission Boulevard: (+/-11,355 VPD) • Sepulveda Blvd.: (+/-15,451 VPD)





EVII Mission Hills is a groundbreaking new venture launched by EV Initiative Infrastructure (EVII) - an energy storage developer partnering with leading charge port operator EV Initiative. This first-of-its-kind project aims to develop one of the largest public EV charging hubs in the Los Angeles area, while pioneering a unique community ownership model. When it opens in Q4 2025, EVII Mission Hills will feature 15 dual-plug hyper-fast DC chargers from EV Initiative, offering a total of 30 ultrafast charging plugs. This unmatched charging capacity is strategically located just off Interstate 405, one of LA's busiest freeways, with over 577,000 vehicles per day within a 2-mile radius.

But what sets EVII Mission Hills apart is its co-ownership structure. The project is opening up to a $5 million investment crowdfund, allowing EV drivers, community members, and participants in EV Initiative's network to directly invest and own a stake in the physical charging infrastructure itself, the land parcel, and the ongoing operational business.

Other key details include:

- Battery storage system to optimize energy management

- 24/7 public access with amenities like lighting, security, and digital screens

- Projected $125,580 annual revenue per charger

- Forecasted payback period of only 3.7 years for investors

- Estimated 27% annualized return on investment for equity holders

By getting in early on this cutting-edge charging hub and co-ownership model, investors can support sustainable EV adoption while potentially earning outstanding financial returns.



EVII charging hub

EVII Mission Hills, a safe place to charge your car:

- **Canopy**, to shield drivers from the elements

- **Security cameras**, to keep an eye on all events

- **Flood and ambient lighting**, illuminate your charging session

- **Digital signage**, for communication

- **Safety bollards**, to keep the equipment safe

Why invest in this company?

- **Benefits of a real estate investment:** capital appreciation on the value of the land and earning passive income without active management

- **EVII Mission Hills positions you as an early adopter:** Get in on the ground floor of the thriving EV charging market as EV adoption accelerates, aided by California's mandate that all new vehicle sales be electric by 2035 (source: CA Air Resources Board)

- **Highly attractive projected returns:** with a forecasted 27% annualized ROI for equity investors and a relatively quick payback period of only 3.7 years based on the expected revenues and profit margins. Shareholders stand to benefit from dividends, offering a direct financial return on investment. (Note: this projection is a forward-looking statement that is based on the expectations of the management team.)

- **EVII's pioneering investment opportunity allows you to be more than just a customer:** you will co-own the physical EV charging infrastructure assets as well as the ongoing operational business.

Competitive Advantage

Strategic positioning in a high-traffic, highly visible location.

EVII Mission Hills delivers an unmatched charging capacity and is strategically located just off Interstate 405, one of LA's busiest freeways, with over 577,000 vehicles per day within a 2-mile radius.

EVII Mission Hills is led by EV Initiative, a Charge Port Operator and eMobility Service Provider that has been actively developing networks of EV charging stations since its inception in 2018.




EV INITIATIVE
405
5
118
COSTCO
±244,000 VPD
187,000 VPD

Strategic positioning of EVII Mission Hills

The unique combination of capabilities positions us for long-term success as California's vehicles transition to electric in the coming decades.

EV Initiative is the only Charge Port Operator creating **ownership opportunities** for its community.

EV Initiative's growing network powers over **100 EV chargers** across America.

EV Initiative is a **CALeVIP Network Partner** in California.

35%

of new cars sold in California must be electric or plug-in hybrid by 2026. (Source: CAARB)

100%

EVs by 2035 Mandated by California state. (Source: CAARB)

Market

Rapid EV Market Growth

Problem

As EV adoption accelerates, the lack of adequate public charging infrastructure is a major bottleneck holding back the widespread transition to electric vehicles.

This is especially true in high-demand metropolitan areas like Los Angeles, where the existing charging options are limited in number, often with older technology, inconvenient locations, or friction-filled experiences.

Drivers need a reliable, high-powered, and seamless charging option. In the following video, an EV driver named John offers a first-hand account of the problem:


EV INITIATIVE
Developing more EV
charging infrastructure for you!
evinitiative.com
app.evinitiative.com
evinitiative.shop



Graph of battery electric vehicle and plug-in hybrid electric vehicle registrations over time, 2010-2022 (source: EVpin Assessment Report for EV Initiative, generated for Warren Navarro, February 2024)

Solution

EVII Mission Hills directly addresses this infrastructure gap with its ambitious plan for one of the largest public charging hubs in the LA area. Its hyper-fast chargers from EV Initiative provide bleeding-edge charging speeds. Energy storage and load management maximize utilization. Powered by EV Initiative's driver-friendly platform, enabling a seamless charging experience from start to finish.

This unmatched charging capacity is powered by EV Initiative's proven technology and is strategically located for high convenience, right off major freeways.

Founding Team

Key Executives

Warren Navarro

Chief Operating Officer



Biography

Warren Navarro has been behind the success of many Canadian EV charging software companies early successes. Gaining from the experience and knowledge earned over the past 8 years in sustainable technology projects. Warren brings a wealth of EV project execution experience, ensuring that EV Initiative's operations remain on track to support the global transition to electric vehicles. **View Warren on LinkedIn**

Aaron Zeraldo

Chief Executive Officer



Biography

Aaron Zeraldo originally began building the EV Initiative Charging Network in 2018 as a Charge Port Operator. His efforts have propelled EV Initiative to become a key solution provider for America's EV charging network.His entrepreneurial initiative provides value creation mechanisms for all who engage in his offerings. **View Aaron on LinkedIn**

Revenue Model

Revenue Drivers for the EV Charging Hub

Revenue Drivers for the EV Charging Hub

EVII Mission Hills' primary revenue generation activity is refueling EV drivers, as the site is open to the public 24/7. The EV Chargers live and operate on the EV Initiative Charging Network and revenues are generated from the margins on electricity and/or the service of charging a drivers car.



The EV Initiative point-of-sale and Charging Management Solution

EV Initiative's team will look into and implement additional revenue-generating activities such as EV driver membership plans, fleet membership plans, energy market services, carbon offset generation, and others.

Financial Highlights

Financial Overview

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	12.00%	$1,200	7.01%	$350,500
Company Seed Costs Repayments	88.00%	$8,800	1.80%	$90,000
Land	0.00%	$0	23.00%	$1,150,000
EV Chargers	0.00%	$0	21.00%	$1,050,000
Battery Energy Storage	0.00%	$0	27.32%	$1,365,900
Permitting and Engineering	0.00%	$0	1.15%	$57,500
Paving	0.00%	$0	0.67%	$33,583
Car Ports	0.00%	$0	3.00%	$150,000
Security Systems	0.00%	$0	0.20%	$10,000
Utility Upgrades	0.00%	$0	3.34%	$167,167
Installation and Construction	0.00%	$0	3.00%	$150,000
Marketing, Management, Fundraising	0.00%	$0	8.51%	$425,350
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

Use of Proceeds from Form C filed with the SEC

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C

filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

Bonus share perks

Information about perks for investors who participate in this offering can be found below.

Phase 1: 20% bonus shares



Invest during weeks 1-4 and receive 20% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares)

Phase 2: 15% bonus shares



Invest during weeks 5-6 and receive 15% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares)

Phase 3: 10% bonus shares



Invest during weeks 7-8 and receive 10% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares)

Phase 4: 5% bonus shares



Invest during weeks 9-10 and receive 5% bonus shares (up to a maximum cap of $10,000 on the total value of allotted bonus shares)

Your stake in the EV revolution!

$1.86 per share

$100 min. investment

Invest Now

Join Community

View Form C

View All Filings

Frequently Asked Questions

Investor frequently asked questions

Investor FAQs can be found below.

What is Regulation CF?



Who is eligible to invest?

What are the tax implications of making a Reg CF investment?

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?

What is Issuance Express?

What is the projected return on investment?

Can I invest more?

When do dividend payments start?

Discussion

Investor questions for the company

Thank you for your interest in the EVII Mission Hills offering under Regulation CF! If you have a question for the company, post it below to be answered by a representative of the issuer company.

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Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors

